Exhibit 99.3

Hello Everyone,

My name is Max Howard here from the Art Operations team at Masterworks.

Today we’re pleased to bring you xUxnxtxixtxlxexdx (xSxaxtxuxrxdxaxyx xNxixgxhxtx) x, by the sensational artist, Avery Singer.

Singer is a contemporary American artist who uses 3D modeling software to create complex compositions that engage with modern technology while referencing stylistic movements such as Surrealism, Cubism, and Futurism

Her market has shown a 160.2% Annual Record Price Growth Rate based on data from selected sales occurring from October 2017 to December 2022, and her top auction record is currently $5.2 million based on a sale from May 19, 2022.

The Artwork is created in Singer’s unique airbrushed, geometric style. To achieve this style, the artist digitally drafts an image using Google software and then projects it onto a large-scale canvas to hand-paint using masking tape and an airbrush.

So why do we like this painting? Three reasons:

Reason One: We believe Singer’s market is surging. To date, the artist’s top ten auction records have all been set since May 2021, with six of the top ten price records achieved in 2022 and 2023.

Reason Two: The artwork is a commercially desirable example by the artist, and sales of similar works have appreciated at an annualized rate of 35.0% between 2018 and 2023.

Reason Three: Paintings similar in scale and style to the Artwork are led by Untitled, which sold for $4.06M at Christie’s in May 2023, and The Great Muses, which sold for $2.97M at Christie’s in November 2022.

Thank you for joining us, and we look forward to bringing you this incredible work by Avery Singer.